UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):   October 11, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5.   OTHER EVENTS

In order to clarify statements made by Robert C. Lannert, Vice Chairman and CFO, in an interview with Reuters Newswire Services on Thursday, October 10, 2002 Mr. Lannert stated that, while the Company anticipates no incremental borrowing in the next three years, it will only replace maturing debt. He also stated that the Company will recommend to its Board using company stock to fund its contribution to the pension plans.

Our pension plans have an investment opportunity in the Company's stock because, in the opinion of management, the stock price is artificially depressed because of the large short interest in the stock.

This stock contribution has the benefit to the Company of conserving cash and increasing our equity base, replacing a portion of the equity which will be reduced as a result of the previously mentioned charge to the 4th quarter earnings.

Navistar management feels that the markets for its products are likely to improve during 2003 but in the event that any one of a number of factors, including another terrorist attack or war with Iraq, causes markets to deteriorate further, it is not prudent to let cash balances deteriorate during 2003.

Forward Looking Statements

Certain statements discussed in this Item that are not purely historical constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, such as statements involving the likely financial impact of this recall and the ability of the Company to recover recall costs from trade suppliers. These forward-looking statements are based on current management expectations as of the date made. The Company assumes no obligation to update any forward-looking statements. It is important to note that actual results and ultimate corporate actions could differ materially from those in such forward-looking statements. Factors that might cause such a difference might include, but are not limited to, those detailed from time to time in the Company's SEC reports, including report on Form 10-K for the year ended October 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                    Registrant

Date: October 11, 2002   /s/   Mark T. Schwetschenau
                                         Mark T. Schwetschenau
                                         Vice President and Controller
                                         (Principal Accounting Officer)